P.O. Box 2600

Valley Forge, PA 19482-2600

610-669-2531

Elizabeth_Bestoso@vanguard.com

April 28, 2020
U.S. Securities and Exchange Commission	via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE: Vanguard Windsor Funds (the "Trust")

File No. 002-14336

Request for Withdrawal of Amendment to Registration Statement Filed on Form N-14

Ladies and Gentlemen,

Pursuant to Rule 477 under the Securities Act of 1933, as amended, on behalf of the Trust, we hereby request the withdrawal of an amendment filing made with the Commission on Form N-14 on March 26, 2020 (Accession No. 0001683863-20-000957) (the "March 26 Filing").

The March 26 Filing was intended to be a pre-effective amendment to the Trust's Registration Statement on Form N-14 filed on March 23, 2020. However, an incorrect file number was used for the March 26 Filing. Therefore, it is appropriate to withdraw the March 26 Filing.

No securities have been issued or sold in connection with the March 26 Filing.

If you have any questions or comments, please contact me at (610) 669-2531 or

elizabeth_bestoso@vanguard.com. Thank you.

Sincerely,

/s/ Elizabeth Bestoso

Elizabeth Bestoso

Associate Counsel

The Vanguard Group, Inc.

cc:Lisa N. Larkin

U.S. Securities and Exchange Commission